Exhibit 99.1
Alithya reports strong cash flow generation and Gross Margin as a Percentage of Revenues
Q1-2025 Highlights
•Revenues decreased 8.1% to $120.9 million, compared to $131.6 million for the same quarter last year. On a sequential basis, revenues increased by $0.4 million, from $120.5 million for the fourth quarter of last year.
•83% of revenues were generated from clients which we had in the same quarter last year.
•Gross Margin as a Percentage of Revenues(1) increased to 31.9%, compared to 28.9% for the same quarter last year.
•Gross margin increased 1.1% to $38.5 million, compared to $38.1 million for the same quarter last year.
•Selling, general and administrative expenses decreased by $0.8 million, or 2.6%, to $31.7 million, compared to $32.5 million for the same quarter last year.
•Net loss was $2.8 million, or $0.03 per share, compared to a net loss of $7.2 million, or $0.08 per share, for the same quarter last year.
•Adjusted Net Earnings(2) amounted to $4.9 million, representing an increase of $1.9 million, or 65.1%, from $3.0 million for same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.05, compared to $0.03 for the same quarter last year.
•Adjusted EBITDA(2) increased 11.1% to $10.1 million, for an Adjusted EBITDA Margin(2) of 8.3% of revenues, compared to $9.1 million, for an Adjusted EBITDA Margin of 6.9% of revenues, for the same quarter last year.
•Net cash from operating activities was $16.7 million, representing an increase of $9.1 million, from $7.6 million for the same quarter last year.
•Q1 Bookings(1) reached $98.2 million, which translated into a Book-to-Bill Ratio(1) of 0.81 for the quarter. The Book-to-Bill Ratio would be 0.92 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at June 30, 2024.
•Signed 22 new clients.
MONTREAL, CANADA (August 14, 2024) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company” or "our") reported today its results for the first quarter of fiscal 2025 ended June 30, 2024. All amounts are in Canadian dollars unless otherwise stated.
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Summary of the financial results for the first quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2025-Q1	F2024-Q1
Revenues	120,875	131,595
Gross Margin	38,530	38,093
Gross Margin as a percentage of revenues (%)(1)	31.9%	28.9%
Selling, general and administrative expenses	31,659	32,499
Selling, general and administrative expenses as a percentage of revenues (%)(1)	26.2%	24.7%
Net Loss	(2,762)	(7,245)
Basic and Diluted Loss per Share	(0.03)	(0.08)
Adjusted Net Earnings(2)	4,944	2,992
Adjusted Net Earnings per Share(2)	0.05	0.03
Adjusted EBITDA(2)	10,058	9,055
Adjusted EBITDA Margin (%)(2)	8.3%	6.9%
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
“We are pleased to disclose financial results for the first quarter fiscal 2025. Despite global market conditions, our team delivered stable sequential revenues and continuing profitability improvements. Our adjusted EBITDA represented an increase of 11 percent over the first quarter of fiscal 2024. As clients increasingly turn to us for higher value services, our solid gross margin as a percentage of revenues reached 31.9 percent, representing incremental growth compared to the same quarter of last year. Additionally, in maintaining our cost management focus, our SG&A expenses for the first quarter of fiscal 2025 decreased by 2.6 percent year-over-year, while holding steady sequentially, despite company-wide annual salary increases on April 1st.

Our team continued to deliver shareholder value in the quarter, with strong Adjusted Net Earnings and cash generation, including net cash from operating activities of $16.7 million, representing a 119.8 percent increase from the same period last year. Additionally, our total long-term debt decreased, due primarily to the repayment of secured loans.

As we forge ahead in fiscal 2025, we remain focused on profitable revenue growth in alignment with the objectives of our new strategic plan, and we can clearly see the positive impacts of our operational efficiency initiatives implemented in fiscal 2024. We look forward to outlining this new plan during our Investor Day presentations on Tuesday, September 10th.”

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First Quarter Results
Revenues
Revenues amounted to $120.9 million for the three months ended June 30, 2024, representing a decrease of $10.7 million, or 8.1%, from $131.6 million for the three months ended June 30, 2023. On a sequential basis, revenues increased by $0.4 million, from $120.5 million for the fourth quarter of last year.
Revenues in Canada decreased by $11.9 million, or 15.4%, to $65.1 million for the three months ended June 30, 2024, from $77.0 million for the three months ended June 30, 2023. The decrease in revenues was due primarily to a reduction in information technology investments in the banking sector, and certain client projects reaching maturity compared to the same quarter last year. On a sequential basis, revenues in Canada increased by $0.5 million, from $64.6 million for the fourth quarter of last year.
U.S. revenues increased by $1.5 million, or 3.0%, to $50.7 million for the three months ended June 30, 2024, from $49.2 million for the three months ended June 30, 2023, due primarily to organic growth in certain areas of the business, including a favorable US$ exchange rate impact of $0.9 million between the two periods. On a sequential basis, revenues in the U.S. increased by $0.3 million, including a favorable US$ exchange rate impact of $0.2 million, from $50.4 million for the fourth quarter of last year.
International revenues decreased by $0.4 million, or 6.2%, to $5.0 million for the three months ended June 30, 2024, from $5.4 million for the three months ended June 30, 2023.
Gross Margin
Gross margin increased by $0.4 million, or 1.1%, to $38.5 million for the three months ended June 30, 2024, from $38.1 million for the three months ended June 30, 2023. Gross margin as a percentage of revenues increased to 31.9% for the three months ended June 30, 2024, from 28.9% for the three months ended June 30, 2023. On a sequential basis, gross margin as a percentage of revenues decreased only slightly, compared to 32.1% for the fourth quarter of last year, despite salary increases that came into effect at the beginning of this fiscal year.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to a proportionally larger decrease in the use of subcontractors compared to permanent employees. On a sequential basis, gross margin as a percentage of revenues also increased, compared to the fourth quarter of last year.
In the U.S., gross margin as a percentage of revenues remained stable compared to the same quarter last year.
International gross margin as a percentage of revenues decreased compared to the same quarter last year.
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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $31.7 million for the three months ended June 30, 2024, representing a decrease of $0.8 million, or 2.6%, from $32.5 million for the three months ended June 30, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 26.2% for the three months ended June 30, 2024, compared to 24.7% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by decreases of $1.4 million in impairment of property and equipment and right-of-use assets, stemming from impairment charges last year as part of Alithya's ongoing review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint and realize synergies, $0.5 million in occupancy costs, and $0.4 million in non-cash share-based compensation, partially offset by increases of $1.3 million in employee compensation costs, including $1.5 million of severance consisting of termination and benefit costs for key management personnel, and $0.3 million in professional fees. On a sequential basis, selling, general and administrative expenses increased by $2.1 million, from $29.6 million for the fourth quarter of last year, due primarily to increased employee compensation expenses, namely annual salary increases, variable compensation, and severance consisting of termination and benefit costs for key management personnel.
Net Loss
Net loss for the three months ended June 30, 2024 was $2.8 million, representing a decrease of $4.4 million, from $7.2 million for the three months ended June 30, 2023. The decreased loss was driven by increased gross margin, decreased selling, general and administrative expenses, decreased business acquisition, integration and reorganization costs, decreased amortization of intangibles and depreciation of property and equipment, and decreased net financial expenses, partially offset by increased income tax expense for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.03 for the three months ended June 30, 2024, compared to a net loss of $0.08 per share for the three months ended June 30, 2023.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $4.9 million for the three months ended June 30, 2024, representing an increase of $1.9 million, or 65.1%, from $3.0 million for the three months ended June 30, 2023, due primarily to increased gross margin, decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, and decreased net financial expenses, partially offset by increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.05 for the three months ended June 30, 2024, compared to $0.03 for the three months ended June 30, 2023.
Adjusted EBITDA
Adjusted EBITDA amounted to $10.1 million for the three months ended June 30, 2024, representing an increase of $1.0 million, or 11.1%, from $9.1 million for the three months ended June 30, 2023, due primarily to increased gross margin and decreased selling, general and administrative expenses, as explained above. Adjusted EBITDA Margin was 8.3% for the three months ended June 30, 2024, compared to 6.9% for the three months ended June 30, 2023.

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Liquidity and Capital Resources
For the three months ended June 30, 2024, net cash from operating activities was $16.7 million, representing an increase of $9.1 million, or 119.8%, from $7.6 million for the three months ended June 30, 2023. The cash flows for the three months ended June 30, 2024 resulted primarily from the net loss of $2.8 million, adjusted for $10.1 million of non-cash items, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and deferred taxes, partially offset by unrealized foreign exchange gain, and $9.4 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended June 30, 2023 resulted primarily from the net loss of $7.2 million, adjusted for $14.1 million of non-cash items, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, and impairment of property and equipment and right-of-use assets and loss on lease termination, partially offset by the settlement of RSUs and unrealized foreign exchange gain, and $0.8 million in favorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $9.4 million during the three months ended June 30, 2024 consisted primarily of a $15.1 million decrease in accounts receivable and other receivables and a $7.9 million decrease in tax credits receivable, partially offset by a $7.5 million increase in unbilled revenues, a $3.7 million decrease in accounts payable and accrued liabilities, a $1.5 million decrease in deferred revenues, and a $0.9 million increase in prepaids. For the three months ended June 30, 2023, favorable changes in non-cash working capital items of $0.8 million consisted primarily of a $6.7 million decrease in accounts receivable and other receivables and a $4.2 million decrease in unbilled revenues, partially offset by a $5.7 million decrease in accounts payable and accrued liabilities, a $2.4 million increase in tax credits receivable, a $1.3 million decrease in deferred revenues, and a $0.9 million increase in prepaids.

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Strategic Business Plan Outlook
Alithya embarked on a journey to be recognized as the trusted technology advisor of its clients. By the end of fiscal 2027, management believes that our achievement of this new scale and scope would allow us to leverage our industry knowledge, geographic presence, expertise, integrated offerings, and our position on the value chain to target higher value IT segments.
Our strategic process begins with our agile approach to aligning our offerings with the most pressing challenges being experienced within the sectors that we service, and in our ability to continuously reinforce the building blocks of trusted relationships with our clients, our people, our investors, and our partners. To ensure that we remain innovative and relevant, we strive to meet or exceed the expectations of our stakeholders, including optimizing employee experiences, assisting our clients in achieving their missions, and creating greater value for our investors.
More specifically, Alithya has developed a three-year strategic plan outlining objectives, keeping in mind our stakeholders' interests, with the primary goals detailed as follows:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to achieve between 5 and 10 percent annualized organic growth.
◦Acquisitions: Alithya plans to acquire complementary businesses totaling 150 million dollars of revenues.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions.
•Providing our investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya’s Adjusted EBITDA Margin(1) is targeted to increase to within the range of 11 to 13 percent.
◦Smart shoring centers: Alithya aims to deliver an increasing percentage of its business through smart shoring centers.
◦Environmental goal: Alithya endeavours to obtain Carbon Care Certification® (Level 1), and to initiate steps towards achieving carbon neutrality certification (Level 2).
The objectives in our three-year strategic plan, including our organic growth, acquisition, and profitability objectives, are based on our current business plan and strategies and are not intended to be a forecast or a projection of future results. Rather, they are objectives that we seek to achieve from the execution of our strategy over time, and contemplate our historical performance and certain assumptions including but not limited to (i) our ability to execute our growth strategies, (ii) our ability to identify and acquire complementary businesses on accretive terms, and (iii) our estimates and expectations in relation to future economic and business conditions and other factors.
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Forward-Looking Statements and Financial Outlook
This press release contains statements that may constitute “forward-looking information”, "forward-looking statements" or "financial outlook" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to their integration, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and strategic business plan outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2024, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
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Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended June 30, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended June 30,
(in $ thousands)	2024	2023
	$	$
Net loss	(2,762)	(7,245)
Business acquisition, integration and reorganization costs	783	1,105
Amortization of intangibles	4,644	6,824
Share-based compensation	1,685	2,078
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	1,383
Severance	1,502	—
Effect of income tax related to above items	(908)	(1,153)
Adjusted Net Earnings (1)(2)	4,944	2,992
Basic and diluted loss per share	(0.03)	(0.08)
Adjusted Net Earnings per Share (1)(2)	0.05	0.03

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended June 30, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
(2) Figures for the three months ended June 30, 2023 reflect adjustments for certain changes to the calculations and assumptions.

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The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2024	2023
	$	$
Revenues	120,875	131,595
Net loss	(2,762)	(7,245)
Net financial expenses	2,372	3,220
Income tax expense	756	150
Depreciation	1,095	1,668
Amortization of intangibles	4,644	6,824
EBITDA (1)	6,105	4,617
EBITDA Margin (1)	5.1%	3.5%
Adjusted for:
Foreign exchange gain	(17)	(128)
Share-based compensation	1,685	2,078
Business acquisition, integration and reorganization costs	783	1,105
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	1,383
Severance	1,502	—
Adjusted EBITDA (1)	10,058	9,055
Adjusted EBITDA Margin (1)	8.3%	6.9%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended June 30, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
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First Quarter Conference Call
Alithya will hold a conference call to discuss first quarter results on August 14, 2024, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-800-836-8184, or via webcast at https://app.webinar.net/wlbDkNGn2pY. A replay will be made available until August 21, 2024 (conference replay information: 1-888-660-6345, 28515#).
Investor Day 2024
Alithya will host a hybrid Investor Day in Montreal, Canada on Tuesday, September 10, 2024, at 1:00 p.m. Eastern Time, at Club St. James, 1145 Union Avenue in downtown Montreal. The event will feature live and video presentations from senior management detailing our operating model for achieving the objectives of our 3-year strategic plan, which took effect on April 1, 2024. The registration form, full agenda, and list of speakers is available on the Company’s dedicated Investor Day 2024 webpage at https://pages.alithya.com/alithya-2024-investor-day. Video recordings will be available and archived shortly after the conclusion of the event.
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.
With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.
Source:
Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three months ended June 30, 2024 are available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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